Exhibit 99.8

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto Alcan AP-Xe aluminium smelting technology to offer up to 20% reduction in energy consumption

10 March 2008

Rio Tinto Alcan announced today at the TMS 2008 Conference in New Orleans, USA that it has begun development on the next generation of its AP Technology series. To be called AP-Xe, this new technology could potentially lead to a step change in energy consumption of up to 20% along with a reduced environmental impact and improved full economic cost.

“In a world increasingly concerned with climate change and the environmental impact of industrial growth, this new technology promises a potential breakthrough. The development of a greener, more energy efficient production process, combined with aluminium’s well-established attributes such as light weight and recyclability, makes for a winning combination,” stated Jacynthe Côté, president, Primary Metal, Rio Tinto Alcan. “The AP-Xe will provide us with the technology we need for future generations of greenfield and brownfield expansions,” she added.

AP-Xe will be developed in phases, including a potentially workable “drained cathode” that, taken together with other portfolio technologies under development, could result in a lowering of unit energy consumption by up to 20%. This technology is designed to be retrofitted to previous AP series cells. While the maximum energy consumption savings are expected from greenfield applications, significant savings could also be achieved in retrofitted cells.

Drained cathode cells are already under test on an industrial scale and the immediate next phase will be the progressive start-up of a 10-cell AP30 test section at Rio Tinto Alcan’s site in St-Jean-de-Maurienne, France. If successful, an industrial scale-up of this aluminium technology could begin within five years.

“While we continue to develop and improve our highly successful and environmentally responsible AP30 aluminium technology platform, and move forward with the recently announced pilot for AP50 in Quebec, Canada, we are devoting a large portion of our R&D to the development of future generations of our AP Technology,” continued Côté.

This new initiative will be supported by Rio Tinto Alcan’s global technology and R&D network. “The goal of this AP-Xe aluminium technology is to significantly reduce and eventually eliminate emissions while achieving a step change in energy consumption,” stated Don Macmillan, vice president, Technology and Operational Excellence, Rio Tinto Alcan Primary Metal. “With the first metal from the AP50 pilot plant project expected in Quebec in 2010, we are also looking beyond this to the first AP-Xe proof-of-concept cells to be built at our centre in St-Jean-de-Maurienne, where initial work is already underway”, added Mr. Macmillan.

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This AP-Xe development clearly manifests Rio Tinto Alcan’s intention to maintain its leadership in aluminium technology. With approximately seven and a half thousand AP Technology cells in operation around the world today, representing some six million tons of installed capacity, AP Technology is a global leader. Facilities reaching close to a million more tons are under construction with, in addition, several million tons in various stages of evaluation, either internal to Rio Tinto Alcan or with potential partners or licensees.

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products and production forecasts), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Nick Cobban	Amanda Buckley
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 801 349

Rio Tinto Alcan Media Relations,	Rio Tinto Alcan Media Relations, Paris
Canada	Chrystele Ivins
Stefano Bertolli	Tel.: +33-1-57-00-24-18
Tel.: +1-514-848-8151	chrystele.ivins@alcan.com
stefano.bertolli@alcan.com

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7753 2326	Office: + 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Websites: www.riotinto.com www.riotinto.com/riotintoalcan